Exhibit 12.1

F.N.B. CORPORATION

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2018		2017		2017		2016		2015		2014		2013
Earnings:
Income before income taxes	$108,030		$29,463		$356,269		$246,388		$229,642		$206,670		$162,560
Fixed charges, excluding interest on deposits	25,621		14,668		86,407		44,810		34,330		29,921		18,384
Less: Preferred stock dividends	(2,503)		(2,577)		(14,381)		(11,593)		(11,566)		(11,983)		—

Subtotal	131,148		41,554		428,295		279,605		252,406		224,608		180,944
Interest on deposits	26,469		11,740		71,582		41,239		31,207		29,602		29,441

Total	$157,617		$53,294		$499,877		$320,844		$283,613		$254,210		$210,385

Fixed charges:
Interest on borrowed funds	$20,353		$10,201		$62,310		$26,212		$17,366		$13,083		$14,903
Interest component of rental expense	2,765		1,890		9,716		7,005		5,398		4,855		3,481
Preferred stock dividends	2,503		2,577		14,381		11,593		11,566		11,983		—

Subtotal	25,621		14,668		86,407		44,810		34,330		29,921		18,384
Interest on deposits	26,469		11,740		71,582		41,239		31,207		29,602		29,441

Total	$52,090		$26,408		$157,989		$86,049		$65,537		$59,523		$47,825

Ratio of earnings to fixed charges:
Excluding interest on deposits	5.56	x	3.22	x	5.75	x	8.07	x	10.58	x	11.85	x	9.84	x

Including interest on deposits	3.13	x	2.13	x	3.38	x	4.15	x	5.04	x	5.10	x	4.40	x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	5.12	x	2.83	x	4.96	x	6.24	x	7.35	x	7.51	x	9.84	x

Including interest on deposits	3.03	x	2.02	x	3.16	x	3.73	x	4.33	x	4.27	x	4.40	x